AIM INVESTMENTS

40-33
811-5426
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

06041803

June 29, 2006

SEC MAIL RECEIVED
JUL 06 2006
151

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Lead Investor Class Plaintiff's and Fund Derivative Plaintiffs' First Request for Production of Documents** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-062906SEC.doc
062906 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **This Document Relates to:** ***In re Invesco***	**MDL No. 1586** **Case No. 04-15864-01 (JFM)**

LEAD INVESTOR CLASS PLAINTIFF'S AND FUND DERIVATIVE PLAINTIFFS' FIRST REQUEST FOR PRODUCTION OF DOCUMENTS

Pursuant to Fed. R. Civ. P. 34 and L.R. 104, PLAINTIFFS request that DEFENDANTS respond to this Request within the time prescribed by the Federal Rules of Civil Procedure and produce the following documents for inspection and copying thirty days (30) from the date of service of this Request. Documents shall be produced at the offices of the Lead Class Counsel in the above-captioned vertical fund family subtrack in which a defendant is a party, or at such time and place as may be agreed upon by counsel.

INSTRUCTIONS

Uniform Instructions

See Local Rules of the United States District Court for the District of Maryland App. D. Supplemental Instructions immediately follow the Uniform Instructions.

1. If, in responding to this Request for Production, you encounter any ambiguities when construing a request or definition, the response shall set forth the matter deemed ambiguous and the construction used in responding.

2. Whenever in this Request you are asked to identify or produce a document which is deemed by you to be properly withheld from production for inspection or copying:

A. If you are withholding the document under claim of privilege (including, but not limited to, the work product doctrine), please provide the information set forth in Fed. R. Civ. P. 26(b)(5) and Discovery Guideline 9(c)(ii)(b), including the type of document, the general subject matter of the document, the date of the document, and such other information as is sufficient to identify the document, including, where appropriate, the author, addressee, custodian, and any other recipient of the document, and where not apparent, the relationship of the author, addressee, custodian, and any other recipient to each other in a manner that, without revealing the information claimed to be protected, will enable this party to assess the applicability of the privilege or protection claimed by you;

B. If you are withholding the document for any reason other than an objection that is beyond the scope of discovery or that a request is unduly burdensome, as to each document, state the information requested in ¶ 2.A, above, and the reason for withholding the document.

3. When a document contains both privileged and non-privileged material, the non-privileged material must be disclosed to the fullest extent possible without thereby disclosing the privileged material. If a privilege is asserted with regard to part of the material contained in a document, the party claiming the privilege must clearly indicate the portions as to which the privilege is claimed. When a document has been redacted or altered in any fashion, identify as to each document the reason for the redaction or alteration, the date of the redaction or alteration and the person performing the redaction or alteration. Any redaction must be clearly visible on the redacted document.

4. If production of any requested document(s) is objected to on the grounds that production is unduly burdensome, describe the burden or expense of the proposed discovery.

Supplemental Instructions

1. In producing the documents requested, please furnish all documents within your possession, custody or control, regardless of whether such documents are possessed directly by you, or by your attorneys, agents, employees or representatives.

2. If any of these documents cannot be produced in full, you are requested to produce them to the fullest extent possible, specifying clearly the reasons for your inability to produce the remainder and stating any information, knowledge or belief you have concerning the unproduced portion.

3. The terms "and" and "or" shall be construed either disjunctively or conjunctively so as to bring within the scope of this Request all documents which might otherwise be construed to be outside its scope.

4. The specificity of any request herein shall not be construed to limit the generality or reach of any other request herein.

5. Unless otherwise specified, this Request calls for the production of documents generated, sent, received, or in effect from January 1, 1998, through the date of your response to this Request.

DEFINITIONS

For purposes of this Request, capitalized terms shall have the definitions set forth below. The terms included under the heading "Uniform Definitions" are repeated verbatim from the Court's Uniform Instructions and Definitions for Use in Discovery Requests. Immediately after the Uniform Definitions, additional terms are defined under the heading "Supplemental Definitions."

Uniform Definitions

1. COMMUNICATION: The term "COMMUNICATION" means a transmittal of information by any means.

2. CONCERNING: The term "CONCERNING" means related to, referring to, describing, evidencing, or constituting.

3. PERSON: The term "PERSON" is defined as any natural person or any business, legal or governmental entity, or association.

4. The present tense includes the past and future tenses. The singular includes the plural, and the plural includes the singular. "All" means "any and all"; "any" means "any and all." "Including" means "including but not limited to." "And" and "or" encompass both "and" and "or." Words in the masculine, feminine or neuter form shall include each of the other genders.

Supplemental Definitions

1. COMPLAINTS: The term "COMPLAINTS" refers to the consolidated amended Investor Class and Fund Derivative complaints filed in the above-referenced subtrack of MDL 1586.

2. DEFENDANT: The term "DEFENDANT" (and "you" and "your") refers to Defendants Amvescap, PLC, Invesco Funds Group, Inc., Invesco Distributors, Inc., Invesco Institutional (N.A.), Inc., Invesco Assets Management Limited, Invesco Global Assets Management (N.A.), Mark Williamson, Michael D. Legoski, Michael K. Brugman, Raymond R. Cunningham, Thomas A. Kolbe and Timothy J. Miller, AIM Advisors, Inc., AIM Management Group, Inc., AIM Investment Services, Inc., AIM Distributors, Inc. and AIM Fund Management Company, as well as any DEFENDANT's merged or acquired predecessors, successors, owners, entities, subsidiaries, affiliates, divisions, and all present and former officers, directors,

employees, agents, attorneys, investigators, representatives, consultants, contract hires, and other PERSONS acting at a DEFENDANT's direction or under its supervision and control and all other PERSONS whose DOCUMENTS are in DEFENDANT's "possession, custody or control" within the meaning of Fed. R. Civ. P. 34(a).

3. DOCUMENT: The term "DOCUMENT" has the broadest meaning accorded to it by Rule 34(a) of the Federal Rules Civil Procedure, and includes without limitation all written, printed, typed, recorded or graphic matter, however produced or reproduced, of every kind and description, in whatever form (*e.g.*, final and draft versions) in your actual or constructive possession, custody, care or control, including without limitation all writings, correspondence, e-mail letters, telegrams, notes, mailgrams, agenda, memoranda, inter-office communications, reports, press releases, logs, chronological memo files, meeting notes or memoranda, forecasts, projections, analyses, working papers, charts, requests for authorization, expense account reports, charge or credit account vouchers, calendars, appointment books, diaries, drawings, graphs, photographs, sound reproduction tapes, data compilations from which information can be obtained or can be translated through detection devices into reasonably usable form, computer inputs or outputs, or any other tangible thing which constitutes or contains matters within the scope of Rule 26(b) of the Federal Rules of Civil Procedure. The term "DOCUMENT" shall include not only originals but also any copies of reproductions of all such written, printed, typed, recorded or graphic matter upon which notations in writing, print or otherwise have been made that do not appear in the originals.

In addition to the terms in the foregoing list, any comment, notation, strike-out, interlineation, or other alteration appearing on any DOCUMENT or any copy of any DOCUMENT, that is not a part of the original text of such DOCUMENT, is considered a separate DOCUMENT, as is any draft or preliminary form of any DOCUMENT.

4. INDEPENDENT DISTRIBUTION CONSULTANT: The term "INDEPENDENT DISTRIBUTION CONSULTANT" refers to any person who has been engaged to assist any DEFENDANT to provide restitution to shareholders of mutual funds who were damaged or injured by LATE TRADING or MARKET TIMING.

5. LATE TRADING: The term "LATE TRADING" refers to the conduct and activities described as late trading in the COMPLAINTS in which you are a party.

6. MARKET TIMING: The term "MARKET TIMING" refers to the conduct and activities described as market timing in the COMPLAINTS in which you are a party.

7. PLAINTIFFS: The term "PLAINTIFFS" refers to the plaintiffs in the consolidated amended complaints filed in the above-captioned subtrack of MDL 1586.

8. TRADING DATA TIME PERIOD: The term "TRADING DATA TIME PERIOD" refers to the period of January 1, 1998 through December 31, 2004, inclusive.

9. FUND COMPLEX: The term "FUND COMPLEX" means all funds advised by Invesco Funds Group, Inc. and AIM Advisors, Inc. during the TRADING DATA TIME PERIOD.

10. SPECIAL ARRANGEMENT: The term "SPECIAL ARRANGEMENT" means any agreement, whether written or oral, that might be construed as permitting excessive or improper trading in any fund in the FUND COMPLEX, including but not limited to trading activity that deviated from any purported limitations or restrictions on exchanges or redemptions of FUND COMPLEX shares during the TRADING DATA TIME PERIOD.

11. STICKY ASSETS. The term "STICKY ASSETS" means any and all long-term investments valued over $250,000 by any FUND COMPLEX shareholder(s) in mutual funds, hedge funds, and/or other funds advised, controlled or operated by DEFENDANTS.

Document Requests

1. All DOCUMENTS and materials that DEFENDANTS have produced or provided in connection with inquiries or investigations by governmental, regulatory, or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and any department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

2. All COMMUNICATIONS between you and any governmental, regulatory or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and any department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

3. All DOCUMENTS constituting any report, analysis, review evaluation, consideration, study or COMMUNICATION concerning the damages or injuries suffered or costs incurred by persons who have purchased or held mutual fund shares as a result of MARKET TIMING or LATE TRADING.

4. All COMMUNICATIONS with any INDEPENDENT DISTRIBUTION CONSULTANT.

5. All investigative reports or reviews that you have prepared, or have been prepared on your behalf concerning MARKET TIMING or LATE TRADING.

6. Any release, settlement, or other agreement, formal or informal, pursuant to which the liability of any person or any entity for damage arising out of the matters alleged in the COMPLAINTS has been limited, reduced, or released in any manner. This request includes all agreements by one party or person to indemnify another party or person for claims asserted in this litigation.

7. All insurance policies under which a person carrying on an insurance business might be liable to pay to you or on your behalf all or part of the damages sought in these actions.

8. DOCUMENTS sufficient to identify the following FUND COMPLEX account and customer information during the TRADING DATA TIME PERIOD:

a. All account numbers (or equivalent identifiers) for all accounts holding shares, of any class, in any fund of the FUND COMPLEX;

b. All customer numbers (or other identifiers) for all FUND COMPLEX investors, and a listing of account numbers (identifiers) associated with each customer;

c. All master customer numbers (or other identifiers) for groups of related customers in the FUND COMPLEX;

d. All customer numbers for all employees of the FUND COMPLEX and customer numbers of individuals or entities related to such employees;

e. All account numbers for all omnibus accounts, along with information identifying the "sponsor" of each omnibus account;

f. All rules, guidelines or procedures governing the investing activities of either the sponsor of the omnibus account or the investors who invest through the omnibus account in the FUND COMPLEX;

g. All account numbers and/or customer numbers for FUND COMPLEX investors who invested through each omnibus account.

9. DOCUMENTS sufficient to identify the following FUND COMPLEX account balance and transactions during the TRADING DATA TIME PERIOD:

a. Complete records of all shareholder transactions, by fund, for all funds in the FUND COMPLEX, including all descriptors of this data captured and recorded by DEFENDANTS in the normal course of business;

b. All fields and all codes used or available in the records described in paragraph 9(a), above, including all abbreviations, and conventions used in any such field;

c. All accounting or data entry guidelines that set forth rules or conventions for entering transactions data into the records identified in paragraph 9(a), above;

d. All fund names, internal fund codes, CUSIP numbers, and ticker symbols for each fund in the FUND COMPLEX, including DOCUMENTS identifying FUND COMPLEX funds that were merged with or into other funds and/or closed;

e. Daily NAV data for each fund, and for each class of fund, for all of the funds in the FUND COMPLEX, including FUND COMPLEX funds that were merged with or into other funds and/or closed;

f. The aggregate amount of taxable distributions to shareholders for all funds in the FUND COMPLEX.

10. DOCUMENTS sufficient to identify the following FUND COMPLEX portfolio data during the TRADING DATA TIME PERIOD:

a. Daily data on all total net assets of each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

b. Daily data on all cash holdings (including cash equivalents) of each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

c. Daily data on all aggregate shareholder purchases (including dollars and shares) and aggregate shareholder sales (including dollars and shares) for each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed and daily data on the aggregate amount of other cash flows from or to shareholders;

d. Daily data on the net dollar value of all purchases and sales by the fund of assets other than cash and cash equivalents for each fund in the FUND COMPLEX at any time during the class period, including funds that were merged with or into other funds and/or closed;

e. Daily data on the dollar amount of all borrowings by funds from any internal or external loan facility for each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

f. Daily data on all futures contracts entered into by each fund in the fund complex and all futures positions held by each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

g. Daily rate of return on all cash holdings of each fund in the FUND COMPLEX;

h. Daily rate of return on all cash equivalent holdings of each fund in the FUND COMPLEX.

11. DOCUMENTS sufficient to identify the following FUND COMPLEX cost data during the TRADING DATA TIME PERIOD:

a. For each fund in the FUND COMPLEX, all fees or costs charged to the fund or FUND COMPLEX shareholders on the basis of assets under management, including the basis for determining the amount of such charges;

b. For each fund in the FUND COMPLEX, information on negotiated fees and costs, and fees and costs charged to institutional investors;

c. The costs incurred by all funds in the FUND COMPLEX as a result of purchasing or selling assets other than cash, including both explicit costs and other costs, and any analyses, measures and/or estimates of such portfolio trading costs, including brokerage costs, prepared internally or by any outside consultant;

d. For each fund in the FUND COMPLEX, information on costs and expenses, other than those based on assets under management, incurred by or charged to each fund and/or fund shareholder in the FUND COMPLEX;

e. Income, revenue and expense statements for Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates, for each fund in the FUND COMPLEX;

f. The interest rate charged to and any fees incurred by each fund in the FUND COMPLEX as a result of borrowing from any internal or external loan facility.

12. DOCUMENTS sufficient to identify the following FUND COMPLEX trading agreements, patterns or actions during the TRADING DATA TIME PERIOD:

a. Customer numbers and account numbers for all FUND COMPLEX shareholders with whom DEFENDANTS entered into any kind of SPECIAL ARRANGEMENT and for each such SPECIAL ARRANGEMENT, the date on which the arrangement was entered into, the date on which the SPECIAL ARRANGEMENT was terminated, and the terms of the SPECIAL ARRANGEMENT, including waived redemption fees;

b. Complete account records for all accounts of each customer with such a SPECIAL ARRANGEMENT, including records of all trading activity undertaken in the account and periodic balances of the holdings of such accounts;

c. Customer numbers and account numbers for all FUND COMPLEX shareholders who were, at any time, suspected, found or known to have engaged in excessive or improper trading in any fund in the FUND COMPLEX;

d. Customer numbers and account numbers for all FUND COMPLEX shareholders whose excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX;

e. Customer numbers and account numbers for all DEFENDANTS, or DEFENDANTS' employees or agents, who were, at any time, suspected, known to have engaged in excessive or improper trading in any fund in the FUND COMPLEX;

f. Customer numbers and account numbers for all DEFENDANTS, or DEFENDANTS' employees or agents whose excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX;

g. Complete account records for all accounts of each employee or non-employee FUND COMPLEX shareholder whose known or suspected excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX, including records of all trading activity undertaken in the account and periodic balances of the holdings of such accounts;

h. The dates of all instances in which any kind of information on the holdings of any fund in the FUND COMPLEX was provided to any FUND COMPLEX shareholder, other than through public disclosures of such information, and a complete description of what information was provided, for which fund(s), and to whom;

i. Any fees and other compensation received by Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates, in connection with any SPECIAL ARRANGEMENT, including fees on STICKY ASSETS.

13. DOCUMENTS sufficient to identify the following FUND COMPLEX account monitoring practices during the TRADING DATA TIME PERIOD:

a. All statements, rules, or criteria adopted or expressed by any and all funds in the FUND COMPLEX or DEFENDANTS purporting to define allowable or permitted trading patterns or activities;

b. All statements, rules, or criteria adopted or expressed by any and all funds in the FUND COMPLEX or DEFENDANTS defining trading patterns or activities that would or might trigger investigative or other actions on the part of a fund or the FUND COMPLEX;

c. All materials setting forth rules or criteria or "screens" used by any and all funds in the FUND COMPLEX or DEFENDANTS to identify possibly excessive or improper trading, including any changes or modifications thereto;

d. All trades identified by any and all funds in the FUND COMPLEX or DEFENDANTS as excessive or improper, or possibly excessive or improper or rapid, including information concerning all accounts in which such trades occurred and all customers who owned or managed accounts in which such trades occurred;

e. All actions taken by any and all funds in the FUND COMPLEX or DEFENDANTS in response to any indication that excessive, improper or rapid trading might be taking place, including the nature of the action taken and the date when the action was taken.

14. Board minutes and all data provided to the board of each fund in the FUND COMPLEX during the TRADING DATA TIME PERIOD concerning any contract with Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates; and concerning LATE TRADING and MARKET TIMING.

DATED: June 22, 2006

BERNSTEIN LITOWITZ BERGER
& GROSSMANN, LLP

Jerry Bien-Willner

Robert S. Gans
Jerry Bien-Willner
12481 High Bluff Drive, Suite 300
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323

Lead Counsel for the Class

TYDINGS & ROSENBERG LLP

John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel for Plaintiffs

22239/v1

CERTIFICATE OF SERVICE

I hereby certify that on this 22nd day of June 2006, I caused to be served a true and correct copy of the foregoing ***LEAD INVESTOR CLASS PLAINTIFF'S AND FUND DERIVATIVE PLAINTIFFS' FIRST REQUEST FOR PRODUCTION OF DOCUMENTS*** upon all counsel of record (as indicated on the attached Service List), via U.S. Mail, postage prepaid, in accordance with the Federal Rules of Civil Procedure.

Kristina L. Sousek

KRISTINA L. SOUSEK

INVESCO FUND DEFENDANT SERVICE LIST
June 22, 2006

ATTORNEYS FOR DEFENDANTS:

Samuel J. Waldon
James R. Doty
BAKER BOTTS LLP
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
Tel: (202) 639-7700
Fax: (202) 639-7890
Attorneys for Defendant Timothy J. Miller

Maeve O'Connor
Jeremy Feigelson
Maura K. Monaghan
Robert N. Shwartz
DEBEVOISE & PLIMPTON, LLP
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836
Attorneys for Defendants Amvescap, PLC, Invesco Funds Group, Inc., Invesco Distributors, Inc., Invesco Institutional (N.A.) Inc., Invesco Assets Management Limited, Invesco Global Assets Management (N.A.), AIM Advisors, Inc., AIM Distributors, Inc., AIM Investment Services, Inc., AIM Management Group, Inc. and AIM Fund Management Company

Michael J. Hofmann
John V. McDermott
Matthew J. Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: (303) 861-7000
Fax: (303) 866-0200
Attorneys for Defendant Michael D. Legoski

Peter Unger
Joseph Walker
Richard W. Beckler
HOWREY SIMON ARNOLD & WHITE LLP
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
Tel: (202) 783-0800
Fax: (202) 383-6610
Attorneys for Defendant Thomas A. Kolbe

John C. Canoni
Marc E. Kasowitz
Daniel J. Fetterman
KASOWITZ BENSON TORRES & FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: (212) 506-1700
Fax: (212) 506-1800
Attorneys for Defendant Raymond R. Cunningham

William E. White
Mark M. Oh
WILMER CUTLER PICKERING HALE & DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Tel: (202) 663-6000
Fax: (202) 663-6363
Attorneys for Defendant Mark H. Williamson

Michael Brugman
60 Chestnut Ridge Road
Mount Kisco, NY 10549

INVESCO FUND DEFENDANT SERVICE LIST
June 22, 2006

Martin Arms
Sarah Meil
Stephen R. DiPrima
WACHTELL LIPTON ROSEN & KATZ
51 W. 52nd Street
New York, NY 10019
Tel: (212) 403-1000
Fax: (212) 403-2000
Attorneys for Defendant Banc of America Securities, LLC

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, MD 21209
Tel: (410) 580-3000
Fax: (410) 580-3001
Attorneys for Defendant Banc of America Securities, LLC

Thomas J. Moloney
Neil P. Forrest
Lewis J. Liman
Breon S. Peace
CLEARY, GOTTLIEB, STEEN & HAMILTON LLP
One Liberty Plaza
New York, NY 10006-1470
Tel: (212) 225-2059
Fax: (212) 225-3999
Attorneys for Defendants Bear Stearns & Co., Inc. and Bear Stearns Securities Corporation

Price O. Gielen
Nichole M. Galvin
NEUBERGER, QUINN, GIELEN, RUBIN & GIBBER, P.A.
One South Street, 27th floor
Baltimore, MD 21202
Tel: (410) 332-8584
Fax: (410) 332-8561
Attorneys for Defendants Bear Stearns & Co., Inc. and Bear Stearns Securities Corporation

Joseph M. Clark
GALLAGHER EVELIUS & JONES LLP
218 N. Charles Street, Suite 400
Baltimore, MD 21201
Tel: (410) 951-1421
Fax: (410) 468-2786
Attorneys for Defendants Bear Stearns & Co., Inc. and Bear Stearns Securities Corporation

Alec W. Farr
BRYAN CAVE LLP
700 13th Street, N.W., Suite 600
Washington, D.C. 2005-3960
Tel: (202) 508-6000
Fax: (202) 508-6200
Attorneys for Defendant Grant D. Seeger

J. Alex Grimsley
BRYAN CAVE LLP
1 Renaissance Square
Two North Central Avenue, Suite 2200
Phoenix, AZ 85004-4406
Tel: (602) 364-7117
Fax: (602) 716-8117
Attorneys for Defendant Grant D. Seeger

INVESCO FUND DEFENDANT SERVICE LIST
June 22, 2006

Jeffrey T. Golenbock
Shawn Preston Ricardo
GOLENBOCK EISEMAN ASSOR BELL
& PESKOE LLP
437 Madison Avenue, 35th Floor
New York, NY 10022
Tel: (212) 907-7300
Fax: (212) 754-0330
Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward J. Stern

Stephen M. Sinaiko
David S. Frankel
Gary P. Naftalis
Eric A. Tirschwell
KRAMER LEVIN NAFTALIS &
FRANKEL LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100
Fax: (212) 715-8000
Attorneys for Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC and Edward J. Stern

Hillel I. Parness
Joseph W. Muccia
Barry G. Felder
BROWN RAYSMAN MILSTEIN FELDER
& STEINER LLP
900 Third Avenue
New York, NY 10022
Tel: (212) 895-2000
Fax: (212) 895-2900
Attorneys for Theodore C. Sihpol III